Exhibit 99.2

PNI Digital Media Inc.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and six month periods ended March 31, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Statements of Financial Position
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Assets	March 31, 2013	September 30, 2012

Current assets
Cash and cash equivalents	$3,157,641	$4,611,824
Accounts receivable	3,255,400	4,253,541
Prepaid expenses and other current assets	546,908	622,970

	6,959,949	9,488,335

Property and equipment (note 7)	4,548,561	4,683,355
Deferred income tax asset	5,162,521	5,222,603
Intangible assets	37,386	2,124
Goodwill	553,291	568,479

	$17,261,708	$19,964,896

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,791,151	$4,390,437
Current portion of deferred revenue	334,801	318,107

	4,125,952	4,708,544

Deferred revenue	377,136	437,140
	$4,503,088	$5,145,684

Shareholders’ Equity (note 8)

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,307,740	19,334,098
Deficit	(72,871,456)	(71,135,021)
Accumulated other comprehensive loss	(559,412)	(197,217)

	12,758,620	14,819,212

	$17,261,708	$19,964,896

Subsequent events (note 16)

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended

	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
	$	$	$	$
Revenue (note 10)	4,033,516	5,005,226	10,589,498	11,955,602
Cost of sales	2,310,049	2,270,679	5,233,252	4,862,248
Gross Profit	1,723,467	2,734,547	5,356,246	7,093,354

Expenses
Software development	2,197,413	2,272,113	4,712,587	4,436,290
General and administration	1,009,972	973,687	1,983,666	2,066,716
Sales and marketing	324,492	255,921	658,843	426,875

	3,531,877	3,501,721	7,355,096	6,929,881

(Loss) profit from operations	(1,808,410)	(767,174)	(1,998,850)	163,473

Foreign exchange gain (loss)	389,949	(154,724)	259,602	(49,438)
Finance income	1,058	369	2,813	928
Finance costs	-	-	-	-

	391,007	(154,355)	262,415	(48,510)

(Loss) profit before income tax	(1,417,403)	(921,529)	(1,736,435)	114,963

Current income tax recovery (expense)	-	-	-	-
Deferred income tax recovery (expense)	-	560,818	-	564,549
Income tax recovery (expense)	-	560,818	-	564,549

(Loss) profit for the period	(1,417,403)	(360,711)	(1,736,435)	679,512

Other comprehensive (loss) gains:

Cumulative translation adjustment
	(544,458)	144,610	(362,195)	(142,448)

Total comprehensive (loss) income for the period	$(1,961,861)	$(216,101)	$(2,098,630)	$537,064

(Loss) earnings per share
Basic	$(0.04)	$(0.01)	$(0.05)	$0.02
Fully diluted	$(0.04)	$(0.01)	$(0.05)	$0.02

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share capital
	Number of				Accumulated
	Common				other	Total
	Shares		Contributed		comprehensive	Shareholders’
		Amount	surplus	Deficit	loss	equity

Balance September 30, 2012	34,257,922	$66,817,352	$19,334,098	$(71,135,021)	$(197,217)	$14,819,212

Issuance of shares on vesting of RSUs and PSUs	41,549	64,396	(64,396)			-
Stock-based compensation recorded in net profit (loss)			38,038			38,038
Net loss				(1,736,435)		(1,736,435)
Other comprehensive loss					(362,195)	(362,195)

Balance March 31, 2013	34,299,471	$66,881,748	$19,307,740	$(72,871,456)	$(559,412)	$12,758,620

	Share capital
	Number of				Accumulated
	Common				other	Total
	Shares		Contributed		comprehensive	Shareholders’
		Amount	surplus	Deficit	loss	equity

Balance September 30, 2011	34,010,958	$66,420,572	$19,522,420	$(67,012,367)	$(26,263)	$18,904,362

Issuance of shares on vesting of RSUs and PSUs	68,464	106,119	(106,119)			-
Issuance of shares held in escrow	178,500	290,952	(290,952)			-
Stock-based compensation recorded in net profit (loss)			31,681			31,681
Compensation expense re. acquisition of WorksMedia Limited			113,080			113,080
Net profit				679,512		679,512
Other comprehensive loss					(142,448)	(142,448)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(192)				(192)

Balance March 31, 2012	34,257,922	$66,817,451	$19,270,110	$(66,332,855)	$(168,711)	$19,585,995

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statement of Cash Flow
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Cash flows from operating activities
Net profit earnings for the period	$(1,417,403)	$(360,711)	$(1,736,434)	$679,512
Items not affecting cash
Amortization of property and equipment	431,641	417,678	813,484	822,453
Amortization of intangible assets	18,704	268,467	36,246	533,798
Stock-based compensation expense	1,587	65,492	38,038	144,761
Unrealized foreign exchange loss (gain)	(368,297)	130,659	(227,750)	34,987
Allowance for doubtful accounts	-	32,698	-	32,698
Loss on disposal of property and equipment	-	-	480	-
Deferred income tax (recovery) expense	-	(560,818)	-	(564,549)
	(1,333,768)	(6,535)	(1,075,936)	1,683,660
Net change in non-cash working capital
Items (note 15)	975,530	736,339	(4,918)	1,433,078
	(358,238)	729,804	(1,080,854)	3,116,738

Cash flows from investing activities
Purchase of property and equipment	(32,751)	(172,816)	(229,624)	(275,729)
Purchase of intangible assets	(64,607)	(150,078)	(96,026)	(840,856)
Proceeds on disposal of property and equipment	-	-	1,914	-
	(97,358)	(322,894)	(323,736)	(1,116,585)

Cash flows from financing activities
Proceeds on exercise of options	-	-	-	-
Repurchase of common shares	-	-	-	-
Repayment of capital lease obligations	-	-	-	-

	-	-	-	-

Effect of changes in foreign exchange rates on cash and cash equivalents	(49,319)	(2,266)	(49,593)	(141,417)

Increase (decrease) in cash and cash equivalents during the period	(504,915)	404,644	(1,454,183)	1,858,736

Cash and cash equivalents - beginning of period	3,662,556	5,390,268	4,611,824	3,936,176

Cash and cash equivalents - end of period	$3,157,641	$5,794,912	$3,157,641	$5,794,912

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and adoption of IFRS

These condensed consolidated interim financial statements for the three and six months ended March 31, 2013 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2012 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were approved for issue on May 14, 2013.

3.	Summary of significant accounting policies

The significant accounting policies adopted are consistent with those of the previous financial year. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending September 30, 2013 could result in a restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The accounting policies adopted are consistent with those of the previous financial year except taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

a) Basis of measurement

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

4.	Significant accounting estimate and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended September 30, 2012.

5.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

			For the three months ended March 31, 2013
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$2,310,049	368,330	18,472	-	905	$1,922,342
Operating expenses
Software development	2,197,413	52,380	232	-	(8,095)	2,152,896
General and administration	1,009,972	6,547	-	-	6,595	996,830
Sales and marketing	324,492	4,384	-	-	2,182	317,926
Total operating expenses	$3,531,877	63,311	232	-	682	$3,467,652
	$5,841,926	431,641	18,704	-	1,587	$5,389,994

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

			For the three months ended March 31, 2012
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$2,270,679	338,133	268,467	-	439	$1,663,640
Operating expenses
Software development	2,272,113	66,798	-	-	18,548	2,186,767
General and administration	973,687	7,307	-	-	46,030	920,350
Sales and marketing	255,921	5,440	-	-	475	250,006
Total operating expenses	$3,501,721	79,545	-	-	65,053	$3,357,123
	$5,772,400	417,678	268,467	-	65,492	$5,020,763

			For the six months ended March 31, 2013
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$5,233,252	688,621	35,778	-	1,997	$4,506,856
Operating expenses
Software development	4,712,587	104,804	468	-	(2,421)	4,609,736
General and administration	1,983,666	11,537	-	-	34,277	1,937,852
Sales and marketing	658,843	8,522	-	480	4,185	645,656
Total operating expenses	$7,355,096	124,863	468	480	36,041	$7,193,244
	$12,588,348	813,484	36,246	480	38,038	$11,700,100

			For the six months ended March 31, 2012
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$4,862,248	695,439	533,798	-	1,537	$3,631,474
Operating expenses
Software development	4,436,290	106,768	-	-	28,053	4,301,469
General and administration	2,066,716	11,819	-	-	114,165	1,940,732
Sales and marketing	426,875	8,427	-	-	1,006	417,442
Total operating expenses	$6,929,881	127,014	-	-	143,224	$6,659,643
	$11,792,129	822,453	533,798	-	144,761	$10,291,117

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

7.	Property and equipment

October 1, 2012 to March 31, 2013

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2013	$17,159,448	$406,627	$243,962	$17,810,037
Additions	678,486	1,907	-	680,393
Disposals / write-offs	(2,425)	-	-	(2,425)
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(6,472)	(152)	-	(6,624)
As at March 31, 2013	$17,829,037	$408,382	$243,962	$18,481,381

Accumulated Amortization
As at October 1, 2013	$12,657,005	$303,808	$165,819	$13,126,632
Amortization	781,798	10,375	21,311	813,484
Disposals / write-offs	(30)	-	-	(30)
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(7,164)	(102)	-	(7,266)
As at March 31, 2013	$13,431,609	$314,081	$187,130	$13,932,820

Carrying value – October 1, 2012	$4,502,443	$102,769	$78.143	$4,683,355
Carrying value – March 31, 2013	$4,397,428	$94,301	$56,832	$4,548,561

October 1, 2011 to September 30, 2012

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

8.	Share capital and stock options

a) Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at March 31, 2013, the Company had 34,299,471 common shares issued and outstanding. There are no preferred shares issued or outstanding at March 31, 2013 (September 30, 2012: nil).

b) Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,429,947) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

The following table summarizes activity under the Company’s stock option plan since September 30, 2012:

	Number of	Average
	options	exercise
		price
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.07
Granted	300,000	0.42
Expired & Forfeited	(982,005)	1.24
Balance, March 31, 2013 (699,991 options exercisable)	1,549,995	$0.84

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2012 and March 31, 2013, as well as for the twelve month period ended September 30, 2012:

Description	Six months ending	Twelve months

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	March 31, 2013	ending September
		30, 2012
Exercise price	$0.42	$0.47
Market price on date of grant	0.40	0.44
Expected forfeiture rate	4.28%	2.7%
Expected volatility	64.24%	59.14% - 61.85%
Risk-free interest rate	1.28%	1.18%
Expected life (years)	4.60	4.46
Expected dividend yield	0%	0%

Weighted average grant-date fair value ($ per share)	$0.24	$0.21

The total fair value of stock options granted during the three and six months ended March 31, 2013 was $8,267 (2012: $nil) and $71,914 (2012: $nil), respectively.

During the three and six months ended March 31, 2013, the Company recognized compensation expense on options of $7,722 (2012: $6,588) and $42,516 (2012: $8,180).

9.	Segment information

The Company provides our retail partners with transaction processing and routing orders for customized digital content and all sales are made in this segment. The Company’s sales by geographical area are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Canada	$914,109	$1,034,836	$2,275,625	$2,350,502
United States	2,787,660	2,848,335	7,241,619	7,308,817
United Kingdom	288,936	1,066,696	988,627	2,178,130
Other	42,811	55,359	83,627	118,153

Total	$4,033,516	$5,005,226	$10,589,498	$11,955,602

Revenue is attributed to the geographic location of the Company’s customer.

As at March 31, 2013 and September 30, 2012, the Company’s assets and liabilities by geographical location are as follows:

		United
	Canada	Kingdom	Total
March 31, 2013
Assets
Property and equipment	$4,543,171	$5,390	$4,548,561
Goodwill and intangible assets	$37,386	$553,291	$590,677
Deferred income tax asset	$2,973,694	$2,188,827	$5,162,521

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Liabilities
Accounts payable and accrued liabilities	$3,392,612	$398,539	$3,791,151
Deferred revenue	$581,270	$130,667	$711,937
September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	$4,683,355
Goodwill and intangible assets	$-	$570,603	$570,603
Liabilities
Accounts payable and accrued liabilities	$3,294,864	$1,095,573	$4,390,437
Deferred revenue	$614,242	$141,005	$755,247

10.	Revenue

	Three Months Ended		Six Months Ended
Description	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Transaction fees	$2,991,870	$3,648,613	$8,378,774	$9,438,903
Software licenses and installation fees	223,642	526,973	548,657	1,016,620
Membership fees	413,810	447,959	830,516	884,158
Professional fees	27,200	116,524	127,291	136,813
Archive fees	376,994	265,157	704,260	479,108

Total	$4,033,516	$5,005,226	$10,589,498	$11,955,602

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Customer A	$1,112,421	$1,187,677	$2,982,215	$3,138,868
Customer B	605,045	525,104	1,669,190	1,473,301
Customer C	179,320	765,196	623,767	1,472,300
Customer D	1,793,036	2,042,328	4,399,075	4,844,968

11.	Related Party Transactions

During the three and six months ended March 31, 2013, the Company incurred legal fees of $154,986 (2012: $57,025) and $207,747 (2012: $86,722), respectively, for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2013 included $88,535 (September 30, 2012: $31,245) related to these services.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

During the three and six months ended March 31, 2013, the Company incurred consulting fees of $15,592 (2012: $15,832) and $31,005 (2012: $28,639), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at March 31, 2013 related to this company (September 30, 2012: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the three and six months ended March 31, 2013, the Company was recharged its proportional share of office running costs totalling $47,895 (2012: $45,456) and $94,480 (2012: $101,804), respectively, by this related party. During the three and six months ended March 31, 2013, the Company did not incur expenses relating to the use of the software development services of this company (Period ended September 30, 2012: $55,940). The Company does not have any outstanding accounts payable as at March 31, 2013 (September 30, 2012: $nil) related to these services and cost recharges.

During the three and six months ended March 31, 2013, the Company generated revenue of $1,541 (2012: $2,221) and $2,917 (2012: $3,518), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at March 31, 2013 included $2,382 (September 30, 2012: $2,581) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

12.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team.

Compensation awarded to key management included:

	Three Months Ended		Six Months Ended
Description	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Salaries, director fees and short-term employee benefits	$372,921	$336,555	$837,972	$713,657
Share-based payments	4,612	15,455	36,171	28,526
Termination benefits	-	-	66,667	168,750

Total	$377,533	$352,010	$940,810	$910,933

13.	Commitments and Contingencies

a) Commitments

The contractual obligations and payments due as at March 31, 2013 are as follows:

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year

Property leases	418,360	325,583	92,776	-
Other service agreements	4,505,298	1,673,141	2,832,157	-

	4,923,658	1,998,724	2,924,933	-

b) Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

During the three months ended March 31, 2013 the Company received notices from customers that two separate claims had been brought against them from two separate United States based entity (the “entities”). These customers have requested that the Company indemnify them from any damages resulting from these claims. Both claims have been filed against numerous companies, including our direct competitors as well as companies in similar industries. Both claims allege that certain services offered by the Company’s customers infringe on patent licensed by the entities. A portion of the services that are alleged to be in breach of these patents are provided by the Company, however the Company does not believe the services we provide infringe on these patents. To date, the Company is still investigating the matters to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.

14.	Bank Facility

In March 2011, the Company entered into a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a $1,500,000 revolving demand facility (“Revolving Demand Facility) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at March 31, 2013 no amount was drawn on this facility. Subsequently, March 31, 2013 the Company entered utilized $608,641 of the Lease Facility to finance the acquisition of computer equipment purchased during the period ended March 31, 2013 and included in accounts payable and accrued liabilities as of March 31, 2013.

15.	Supplementary cash flow information

Net change in non-cash working capital items

	Three Months Ended		Six Months Ended
Description	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Accounts receivable	$1,896,092	$836,718	$970,670	$45,551
Prepaid expenses and other current assets	(28,828)	38,387	74,495	(9,902)
Accounts payable and accrued liabilities	(809,207)	(378,579)	(1,010,409)	801,586
Changes in deferred revenue	(82,527)	239,813	(39,674)	595,843

Total	$975,530	$736,339	$(4,918)	$1,433,078

16.	Subsequent Events

On April 9, 2013, the Company entered into an agreement to acquire all of the outstanding shares of privately-held QS Quarterhouse Software, Inc., (“Quarterhouse”) an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors.

The equity purchase will be accounted for as a business combination, with the Company being identified as the acquirer. The transaction closed on April 11, 2013.

The aggregate purchase price of $500,000 is wholly comprised of cash. All direct costs of the acquisition will be expensed in the Company’s Consolidated Statement of (Loss) Income and Comprehensive (loss) Income in the period in which they are incurred.

In addition to the purchase price, there will be contingent consideration of up to $500,000, which will be eligible to be paid to the selling shareholders of Quarterhouse contingent on the achievement of specified performance targets over a one year period, post-acquisition.